Notice to ASX 18 May 2021 Bank of America Global Metals, Mining & Steel Conference Rio Tinto Chief Executive Jakob Stausholm is presenting today at the Bank of America Global Metals, Mining & Steel Conference. The presentation is attached and will also be available at https://riotinto.com/invest/presentations along with details for the webcast and replay. EXHIBIT 99.6

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

Jakob Stausholm Chief Executive Traditional Owners welcome employees at the final day of mining the Argyle underground block cave mine, 3 November 2020 Bank of America Global Metals, Mining & Steel conference 18 May 2021

©2021, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Covid-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Extraordinary times and significant volatility ©2021, Rio Tinto, All Rights Reserved 3 March 2020 Early 2021

We produce materials essential for a low-carbon future Fe, Cu AI, Fe, Cu, Li Cu, AI, Fe Cu Cu, AI, Fe, Ti, Li, B 4©2021, Rio Tinto, All Rights Reserved

Best operator Expand capability and leadership Impeccable ESG credentials Strengthen track record and transparency Excel in development Deliver organic & inorganic growth Four areas of focus for an even stronger Rio Tinto ©2021, Rio Tinto, All Rights Reserved 5 Social Licence Earn trust by building meaningful relationships and partnerships

Building on our strengths ©2021, Rio Tinto, All Rights Reserved 6 Safety always our priority Empower and develop our people to maximise their contributions Design and deploy Rio system at foundation sites over next 12 months to prove value and build momentum Achieving the highest operational, environmental and social standards from the ground up Results measured as combined impact on safety, engagement, productivity and financial value Best operator Impeccable ESG credentials Excel in Development Social Licence

Working towards impeccable ESG credentials 7 Safety At the heart of our culture 12% lower AIFR1 YoY Fatality-free year Communities & heritage Embed in culture, investing $50m in Indigenous leadership Site-based leadership of relationships with Traditional Owner groups Modernising agreements Establishing Indigenous Advisory Group Inclusion & Diversity Taking more meaningful action 26% women in leadership roles; targeting 2% increase each year 40%2 female board representation Developing Indigenous leaders Social License Climate Well positioned portfolio Strengthened link between executive remuneration & our ESG performance forming 35% of STIP3 Scope 3 goals to guide our partnerships 1All injury frequency rate | 2At 1 January 2021 | 3Short Term Incentive Plan: 20% weighting to safety (unchanged) and 15% to ESG performance ©2021, Rio Tinto, All Rights Reserved Best operator Impeccable ESG credentials Excel in Development c

Creating the portfolio for the next decade and beyond Controlled risk-takers; committed to making rational choices Sharpening our capabilities Important capital project decisions in the next 12 months Ongoing renewal of the portfolio ©2021, Rio Tinto, All Rights Reserved 8 Best operator Impeccable ESG credentials Excel in Development Social Licence Gudai-Darri, Western Australia, April 2021 Oyu Tolgoi underground, Mongolia, 2020

Becoming more outward looking ©2021, Rio Tinto, All Rights Reserved Best operator Impeccable ESG credentials Excel in Development Social Licence Fully participating in the societies where we operate Real engagement with our communities; understanding their felt experience Seeking diverging views Leaving a positive legacy Gove Peninsula Futures Reference Group, 15 March 2021 where the Rirratjingu and Gumatj people presented the Traditional Owners’ vision for the future of Gove 9

Unleashing our full potential 10 • Strong safety record • Great people • Portfolio of world-class assets • Cash generation & capital discipline • Strong balance sheet Strengths • Two years fatality-free • 27% ROCE • $9.4bn Free cash flow • $6.2bn Capital invested • $9.0bn Dividends declared • $8.4bn Taxes & royalties paid 2020 Performance • Operational excellence • Project development • Reputation & rebuild trust • Strengthen external relationships Improve ©2021, Rio Tinto, All Rights Reserved

Appendix Clontarf Cup in Perth, Western Australia, 26 March 2021

Best operator
Impeccable ESG credentials
Excel in Development
Social Licence

Our portfolio is well positioned for the low-carbon transition


Our portfolio
Carbon in product sold and widely substitutable today
Thermal coal, oil and gas
Carbon in product sold but hard to substitute today
Metallurgical coal
No carbon in product sold but CO2 intensive processing today
Iron ore fines & lump, bauxite & alumina for coal-based aluminium
No carbon in product sold and best-in-class process CO2 intensity today
Iron ore DR pellets, bauxite and alumina for hydro-based aluminium, TiO2
No carbon in product sold, low process CO2 intensity and critical enabler of low-carbon future
Copper, Aluminium, battery materials
0%
0%
66%
3%
From RTIO, Amrun, Pacific alumina assets
9%
4%
From IOC, RTFT, CBG, other
22%
93%
From all copper assets, hydro-based aluminium smelters
High transition risks (not in our portfolio)
0%
0%
0%
1%
0%
From RBM
2%
0%
From coal-based aluminium smelters
Lower Scope 1& 2 risk
Lower Scope 3 risk
Percentage share of Group:
Revenue (%) Growth capex* (%)

- Over 95% of our revenues are from assets with favourable operational carbon intensities
- Around 22% of our revenues and 93% of our growth capital are in the segment with the least low carbon transition risk
- 2020 Climate change report includes detailed scenario analysis including specific CO_2 prices

*Excludes sustaining and replacement capex. The 2020 Climate report can be found at riotinto.com

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12

Best operator
Impeccable ESG credentials
Excel in Development
Social Licence

Our portfolio to perform strongly in scenarios with proactive climate action

Our Scope 3 goals to guide our partnerships

- Technology for reductions in steelmaking carbon intensity of at least 30% from 2030
- Breakthrough technologies to deliver carbon neutral steelmaking pathways by 2050
- Develop breakthrough technology enabling of zero-carbon aluminium smelting
- Ambition to reach net zero emissions from shipping of our products by 2050

Our targets[1]

- 30% reduction in emissions intensity by 2030 from 2018 levels
- 15% reduction in absolute emissions by 2030 from 2018 levels
- Our growth, overall, between now and 2030 will be carbon neutral

2020 Highlights

- Reduced emissions by 1.1Mt CO2e or 3% vs 2018 baseline, though flat in 2020
- $98m, 34MW solar plant at Gudai-Darri approved
  $14.5m Baowu-Tsinghua partnership & Tsinghua University
- $140m committed of the $1bn announced for climate-related projects

Governance

- The Board intends to put the climate report to an advisory vote at 2022 AGMs
- Strengthened link between executive remuneration & our ESG performance forming 35%[2] of Short Term Incentive Plans

---

- Underpinned by approximately $1bn climate-related spend over next 5 years
- Ultimately Our ambition is for net zero emissions from our operations by 2050

[1]Targets are for scope 1 and 2 GHG emissions, for managed and non-managed operations on an equity basis [2]Short Term Incentive Plan: 20% weighting to safety (unchanged) and 15% to ESG performance.
The 2020 Climate report can be found at riotinto.com

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Best operator
Impeccable ESG credentials
Excel in Development
Social Licence

Significant Paterson footprint with potential beyond Winu

- Extensive portfolio of 100% owned tenure, majority owned joint venture (JV) tenure, and active earn-in opportunities
- Continued positive engagement and partnership with local Traditional Owner and community groups
- Testing potential to leverage regional synergies with the Winu development
- In 2020, RTX continued target generation and target testing work, with 23,850m of drilling completed across 17 targets, with encouraging results in the Citadel JV
- In 2021, planned activity includes:
  - Ground geophysical surveys to identify new targets
  - Drilling at Citadel, SIPA, Alloy and Carawine JVs, Winu orbit
  - Mining studies focussed on hydrogeology, metallurgy, geotechnical risks and closure planning
- Targeting first ore in 2024, subject to regulatory approvals, Traditional Owner and other consents and COVID-19 restrictions



RT Paterson JV's	RT Status
Citadel JV (Antipa)	51% Secured
SIPA, Carrawine, Alloy	Earning In

SIPA
Antipa
Carawine
Winu
Citadel JV
Magnum
Calibre
Alloy
Carawine
Woodie Woodie
Nifty
Telfer
N

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Oyu Tolgoi Underground Developing a world-class asset Estimate for Panel 01: $6.75bn development capex; Safe & feasible pathway to October 2022 sustainable production One of the largest block cave mines. Proven strength in safety & productivity Talented & committed workforce: 12,000 employees of which 95% are Mongolian nationals >$11bn spent since 2010, COVID-19 support, 70% of FDI*, 1/3rd of GDP** Other milestones are in progress, critical to project delivery Best operator Impeccable ESG credentials Excel in Development Social Licence ©2021, Rio Tinto, All Rights Reserved 15 1The level of accuracy of the remaining capital and schedule within the definitive estimate is at a better level than feasibility study. The 2020 estimate assumed COVID-19 restrictions in 2021 that were no more stringent than those experienced in September 2020 and noted that should COVID-19 constraints continue beyond 2021 or should the COVID-19 situation escalate further in 2021 leading to tougher restrictions, additional costs and schedule impacts will arise. Since the definitive estimate, Mongolia has implemented additional restrictions in response to community transmission cases, and in March 2021 the first cases of COVID-19 were identified at Oyu Tolgoi resulting in temporary site shutdown, quarantine measures and further travel and movement restrictions. The impact of these additional restrictions, which are beyond those experienced in September 2020, is ongoing and still to be determined. | *Foreign direct investment | **Gross domestic product

©2021, Rio Tinto, All Rights Reserved 16 We are committed to the Simandou project and Guinea – One of the world’s largest untapped and richest high-grade iron ore deposits, located in Guinea – High-grade ores can support the transition to lower-carbon steel – Strengthens Rio Tinto’s iron ore portfolio as well as our product offering – Complements Rio Tinto iron ore operations in the Pilbara, Western Australia – Competitively positioned as a mid-ranking producer on the cost curve – Diversifies and strengthens the economy of Guinea and local communities – There are factors coming together now to support its development with or without Rio Tinto Best operator Impeccable ESG credentials Excel in Development Social Licence

©2021, Rio Tinto, All Rights Reserved 17 Jadar: Progressing technical studies and establishing trust – Lithium-boron deposit with the potential to make Serbia a major global producer. Progressing feasibility study; expected to complete end of 2021. If approved, construction of the facility would commence in early 2022 and take up to four years – The project could produce ~55 thousand tonnes of battery-grade lithium carbonate, 160 thousand tonnes of boric acid (B2O3 units) and 255 thousand tonnes of sodium sulphate per year1 – The scale and high-grade nature of the Jadar mineralisation will ensure a long life operation in the first quartile of operating costs for both lithium and boric acid – Significant investment for Serbia with both direct and indirect economic benefits and will become the country’s second largest exporter Best operator Impeccable ESG credentials Excel in Development Social Licence 1These production targets were previously reported in a release to the ASX dated 10 December 2020, “Rio Tinto declares maiden Ore Reserve at Jadar”. All material assumptions underpinning the production targets continue to apply and have not materially changed.